UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

ICC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44931Q 104

(CUSIP Number)

Reiner R. Mauer

President and Chief Executive Officer

41908 Route 6, PO Box 7

Wyalusing, Pennsylvania 18853

(570) 746 - 9520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44931Q 104

1	NAMES OF REPORTING PERSONS Mutual Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,949(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Mutual Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,949 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Tuscarora Wayne Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

(1)

Includes 200,000 shares of Common Stock held of record by Tuscarora Wayne Insurance Company (“Tuscarora”), a direct wholly owned subsidiary of Mutual Capital Holdings, Inc. (“MCH”) and an indirect wholly owned subsidiary of Mutual Capital Group, Inc. (“MCG”). MCH and MCG may be deemed to share the voting power and the dispositive power of the shares of Common Stock held by Tuscarora.

(2)

Beneficial ownership of 800,949 shares of Common Stock referred to herein is being reported hereunder solely because MCG and MCH may be deemed to share beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person hereunder that it is the beneficial owner of any of such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of ICC Holdings, Inc. (the “Issuer”). The address and principal executive office of the Issuer is 225 20th Street, Rock Island, Illinois 61201.

Item 2. Identity and Background

(a) - (b) This Schedule 13D is being filed by (i) Mutual Capital Group, Inc., a Pennsylvania corporation (“MCG”), (ii) Mutual Capital Holdings, Inc., a Pennsylvania corporation (“MCH”) and direct wholly-owned subsidiary of MCG, and (iii) Tuscarora Wayne Insurance Company, a Pennsylvania corporation and direct wholly-owned subsidiary of MCG (“Tuscarora”, and together with MCG and MCH, the “Reporting Persons”). The address of the principal place of business and principal office of the Reporting Persons is 41908 Route 6, PO Box 7, Wyalusing, Pennsylvania 18853.

(c) MCG is a mutual insurance holding company, and MCH is its wholly-owned subsidiary and intermediate holding company, which owns various insurance company subsidiaries, including Tuscarora, that engage in property and casualty insurance business and related services.

(d) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the other persons named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, the other persons named on Schedule I are or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of the Reporting Persons, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

To the best of the knowledge of the Reporting Persons, the persons named on Schedule I are citizens of the United States.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Consideration

As a condition and inducement to MCH and Mutual Capital Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”), entering into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, certain shareholders of the Issuer set forth on Schedule II hereto, who are directors and executive officers of the Issuer but acting in their capacities as shareholders (collectively, the “Shareholders”), each entered into a Voting Agreement, dated June 8, 2024, with MCH and Merger Sub (collectively, the “Voting Agreements”) with respect to (i) 800,949 Shares in the aggregate owned by the Shareholders as of the date of the Voting Agreements, and (ii) any other Shares acquired by the Shareholders after the date of the Voting Agreements by any means (collectively, the “Shareholder Shares”).

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described further in Item 4 (including, without limitation, any approvals as may be required by the Illinois Department of Insurance), MCG and MCH may be deemed to have acquired beneficial ownership of the Shareholder Shares by entering into the Voting Agreements with the Shareholders. MCG and MCH have not paid any consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements described further under Item 4 of this Schedule 13D.

Tuscarora purchased its 200,000 Shares from the Issuer in the Issuer’s initial public offering in March 2017 for an aggregate purchase price of $2,000,000 ($10.00 per share) and funded the purchase from its own funds.

Item 4. Purpose of Transaction

Merger Agreement

On June 8, 2024, MCH, Merger Sub and the Issuer entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of all parties to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding Share will be converted into the right to receive $23.50 in cash.

Upon consummation of the Merger, the articles of incorporation and bylaws of Merger Sub shall become the articles of incorporation and bylaws of the Issuer as the surviving corporation of the Merger (until thereafter amended in accordance with applicable law). Under the Merger Agreement, the directors and officers of the surviving corporation will be as set forth in the Merger Agreement and shall serve until their respective successors are duly elected or appointed.

Consummation of the Merger is subject to certain customary conditions, including, among others, the approval of the Merger Agreement by the Issuer’s shareholders and the receipt of required regulatory approvals.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, the Reporting Persons entered into the Voting Agreements with the Shareholders. Subject to the terms of the Voting Agreements, each Shareholder has agreed that at any meeting of the shareholders of the Issuer or any adjournment or postponement thereof prior to December 31, 2024, such Shareholder will vote its Shares (i) in favor of the (A) adoption of the Merger Agreement, (B) approval of the Merger and any proposal or action which the Issuer’s shareholders are requested to consider that could reasonably be expected to facilitate the Merger and (C) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any action or agreement (including any amendment of any agreement) that would constitute, or could reasonably be expected to result in, a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (iii) against any Takeover Proposal (as defined below) or any other proposal made, directly or indirectly, in opposition to adoption of the Merger Agreement or otherwise inconsistent with the Merger and (iv) against any agreement (including any amendment of any agreement), amendment of the Issuer’s charter documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.

In addition, subject to the conditions set forth therein, each Shareholder granted MCH and its designees an irrevocable proxy to vote the Shareholder Shares as indicated above.

Each Shareholder also agreed not to, directly or indirectly, (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power-of-attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make any representation or warranty of the Shareholder set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying the Shareholder from performing any of its obligations under the applicable Voting Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii).

Each Shareholder also agreed that, except to the extent permitted by the Issuer under the Merger Agreement, the Shareholder will not, directly or indirectly, (i) solicit, initiate, cooperate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the making of, or any inquiries regarding, or furnish to any other party information or data in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding a Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal.

“Takeover Proposal” means any transaction or series of related transactions involving (i) any direct or indirect acquisition or purchase by any person or group of persons (other than MCH and its subsidiaries, affiliates and representatives) of (A) 20% or more of the Issuer’s consolidated assets (including equity interests in subsidiaries) of the Issuer and its subsidiaries, taken as a whole, or (B) equity securities of the Issuer which together with any other equity securities of the Issuer beneficially owned by such person or group of persons would equal 20% or more of any class of equity securities of the Issuer, (ii) any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of any class of equity securities of the Issuer, or (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving (A) the Issuer or (B) subsidiaries of the Issuer representing 20% or more of the consolidated revenues or earnings of the Issuer and its subsidiaries, taken as a whole, pursuant to which any person or group of persons (other than MCH and its subsidiaries, affiliates and representatives) would hold securities representing more than 20% of the total outstanding voting power of the Issuer (or the surviving company) outstanding after giving effect to the consummation of such transaction, in each case, other than the Merger.

The Voting Agreements will terminate on the first to occur of (i) the closing of the Merger, (ii) termination of the Merger Agreement in accordance with its terms, (iii) effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which would reduce the amount or change the form or composition of the merger consideration payable in the Merger and (iv) December 31, 2024.

Following the Merger, the Shares will no longer be traded on the NASDAQ stock exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Other than as described above, the Reporting Persons do not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Tuscarora Shares

Tuscarora purchased its 200,000 Shares from the Issuer for investment purposes pursuant to a standby arrangement set forth in a Purchase Agreement by and among Tuscarora, the Issuer, and Illinois Casualty Company, a wholly-owned subsidiary of the Issuer, dated September 7, 2016, in connection with the Issuer’s initial public offering (the “Purchase Agreement”). The Purchase Agreement included, among other things, certain limitations on Tuscarora’s ability to sell any of its purchased Shares and certain standstill obligations on Tuscarora’s ability to take certain actions against the Issuer, which standstill obligations have since expired.

The foregoing summaries of the Merger Agreement, Voting Agreements and Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements incorporated by reference herein and filed as Exhibits 1, 2 and 3 hereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The following disclosure assumes that there are 3,142,973 Shares outstanding as of May 29, 2024, as represented by the Issuer in the Merger Agreement.

By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the Shareholders the power to vote the Shareholder Shares solely with respect to those matters described in the Voting Agreements, a form of which is attached hereto as Exhibit 2. As of June 8, 2024, there were an aggregate of 800,949 Shareholder Shares owned by the Shareholders, representing approximately 25.5% of the Shares outstanding. Except as described in Item 4 of this Schedule 13D and in the Voting Agreements, the Reporting Persons are not entitled to any rights as a shareholder of the Issuer in respect of the Shareholder Shares. The Reporting Persons disclaim beneficial ownership of the Shareholder Shares, and nothing herein shall be construed as an admission by the Reporting Persons that they are the beneficial owners of the Shareholder Shares.

Other than the Shareholder Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, Tuscarora currently owns beneficially and of record 200,000 Shares (the “Tuscarora Shares”). MCG and MCH may be deemed to share voting and dispositive powers over the Tuscarora Shares because they are the parent companies of Tuscarora. MCG and MCH plan to cause the Tuscarora Shares to be voted in favor of the Merger.

To the knowledge of the Reporting Persons, none of the persons set forth on Schedule I hereto beneficially owns any Shares. See the description set forth under Item 4 of this Schedule 13D, which is incorporated herein by reference.

(c) To the knowledge of the Reporting Persons, no transaction in the Shares has been effected during the past 60 days by either the Reporting Persons or any person set forth on Schedule I hereto.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of June 8, 2024, by and among Mutual Capital Holdings, Inc., Mutual Capital Merger Sub, Inc. and ICC Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2024).

2.	Form of Voting Agreement, dated as of June 8, 2024, by and among Mutual Capital Holdings, Inc., Mutual Capital Merger Sub, Inc. and each Shareholder (incorporated by reference to Exhibit A of Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2024).

3.	Purchase Agreement dated September 7, 2016, (incorporated by reference to the Issuer’s Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-214081) filed with the Securities and Exchange Commission on October 13, 2016, as amended).

4.	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated June 14, 2024

Mutual Capital Group, Inc.

By:	/s/ Alexis Muench
Name:	Alexis Muench
Title:	Chief Financial Officer

Mutual Capital Holdings, Inc.

By:	/s/ Alexis Muench
Name:	Alexis Muench
Title:	Chief Financial Officer

Tuscarora Wayne Insurance Company

By:	/s/ Alexis Muench
Name:	Alexis Muench
Title:	Chief Financial Officer

SCHEDULE I

Mutual Capital Group, Inc.

Directors and Executive Officers

The following table sets forth the names, current principal occupations or employment and business address of each of the directors and executive officers of Mutual Capital Group, Inc. Unless otherwise indicated below, the business address of each person is c/o Mutual Capital Group, Inc., 41908 Route 6, PO Box 7, Wyalusing, Pennsylvania 18853.

Name	Present Principal Occupation and Business Address of Such Organization
Directors

Robert J. Griffin	Managing Director, Canadian Imperial Bank of Commerce/World Markets, 300 Madison Ave., New York, NY 10016

Lisa Katterman	Compliance Officer/Attorney, Members 1st Federal Credit Union, 5000 Marketplace Way, Enola, PA 17025

Steven W. Moore	Retired

Andrew S. Ripic III	Retired

Helen S. Santiago	Certified Public Accountant, Labarr & Labarr, LLC, 467 N. Keystone Ave., Sayre, PA 18840

J. Bradley Scovill	Chief Executive Officer, C&N Bank, 10 Nichols St., Wellsboro, PA 16901

Anthony J. Ventello	Retired

Randy B. Williams	Auto Dealer/Convenience Store Operator/Oil Distributor, Williams Enterprises, 6221 Mile Lane Road, Sayre PA 18840

Executive Officers

Reiner R. Mauer	President and Chief Executive Officer

Alexis N. Muench	Chief Financial Officer

Mutual Capital Holdings, Inc.

Directors and Executive Officers

The following table sets forth the names, current principal occupations or employment and business address of each of the directors and executive officers of Mutual Capital Group, Inc. Unless otherwise indicated below, the business address of each person is c/o Mutual Capital Group, Inc., 41908 Route 6, PO Box 7, Wyalusing, Pennsylvania 18853.

Name	Present Principal Occupation and Business Address of Such Organization
Directors

Robert J. Griffin	Managing Director, Canadian Imperial Bank of Commerce/World Markets, 300 Madison Ave., New York, NY 10016

Lisa Katterman	Compliance Officer/Attorney, Members 1st Federal Credit Union, 5000 Marketplace Way, Enola, PA 17025

Steven W. Moore	Retired

Andrew S. Ripic III	Retired

Helen S. Santiago	Certified Public Accountant, Labarr & Labarr, LLC, 467 N. Keystone Ave., Sayre, PA 18840

J. Bradley Scovill	Chief Executive Officer, C&N Bank, 10 Nichols St., Wellsboro, PA 16901

Anthony J. Ventello	Retired

Randy B. Williams	Auto Dealer/Convenience Store Operator/Oil Distributor, Williams Enterprises, 6221 Mile Lane Road, Sayre PA 18840

Executive Officers

Reiner R. Mauer	President and Chief Executive Officer

Alexis N. Muench	Chief Financial Officer

2

Tuscarora Wayne Insurance Company

Directors and Executive Officers

The following table sets forth the names, current principal occupations or employment and business address of each of the directors and executive officers of Mutual Capital Group, Inc. Unless otherwise indicated below, the business address of each person is c/o Mutual Capital Group, Inc., 41908 Route 6, PO Box 7, Wyalusing, Pennsylvania 18853.

Name	Present Principal Occupation and Business Address of Such Organization
Directors

Robert J. Griffin	Managing Director, Canadian Imperial Bank of Commerce/World Markets, 300 Madison Ave., New York, NY 10016

Lisa Katterman	Compliance Officer/Attorney, Members 1st Federal Credit Union, 5000 Marketplace Way, Enola, PA 17025

Steven W. Moore	Retired

Andrew S. Ripic III	Retired

Helen S. Santiago	Certified Public Accountant, Labarr & Labarr, LLC, 467 N. Keystone Ave., Sayre, PA 18840

J. Bradley Scovill	Chief Executive Officer, C&N Bank, 10 Nichols St., Wellsboro, PA 16901

Anthony J. Ventello	Retired

Randy B. Williams	Auto Dealer/Convenience Store Operator/Oil Distributor, Williams Enterprises, 6221 Mile Lane Road, Sayre PA 18840

Executive Officers

Daniel Borges	Chief Information Officer

Melinda Clarke	Chief Customer Officer

Alexis Muench	Chief Financial Officer

John Pelka	Chief Underwriting Officer

Todd Salsman	President and Chief Executive Officer

David Schweitzer	Chief Claims Officer

Aaron Welles	Chief Operating Officer

3

SCHEDULE II

List of Shareholders

Name of Shareholder	Number of Shares subject to Voting Agreement
1. Kevin Clinton	76,459
2. Marilyn Clinton, as trustee of (1) R. Kevin Clinton Irrevocable Trust for Avery Anne Clinton under agreement dated December 13, 2012, (2) R. Kevin Clinton Irrevocable Trust for Connor Richard Clinton under agreement dated December 13, 2012, (3) R. Kevin Clinton Irrevocable Trust for Colleen Casey Clinton under agreement dated December 13, 2012, (4) R. Kevin Clinton Irrevocable Trust for Ryan Kevin Clinton under agreement dated December 13, 2012, and (5) Marilyn J. Clinton Trust Agreement dated August 29, 2001	376,000
3. Kathleen Springer	13,338
4. Julia Suiter	13,359
5. Norman Schmeichel	18,900
6. Michael Smith	56,844
7. Mark Schwab	20,000
8. Arron Sutherland	78,049
9. Daniel Portes	5,000
10. Joel Heriford	0
11. John Klockau	108,000
12. Gerald Pepping	10,000
13. James Dingman	10,000
14. Christine Schmitt	15,000

Total:	800,949

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